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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North 4th Street, Suite 141

(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B. Ecob: 641-472-8800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – *if individual, state last, first, middle name*)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter B. Ecob, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Partners, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

FEB. 27, 2020

Notary Public

CAROLYN J SIMMONS
COMMISSION #146121
MY COMMISSION EXPIRES
JANUARY 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Partners, Inc.'s management. Our responsibility is to express an opinion on Capital Management Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Capital Management Partners, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Capital Management Partners, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 26, 2020

Capital Management Partners, Inc.
Statement of Financial Condition
As of December 31, 2019

ASSETS	
Current Assets:	
Cash	97,139
Commissions Receivable	381,256
Other Receivables	126,945
Prepaid Expenses	7,168
Total Current Assets:	**612,508**
Fixed Assets--Net:	3,265
Advances to Affiliate	130
Other Assets	1,137
TOTAL ASSETS	**617,040**
LIABILITIES AND SHAREHOLDERS EQUITY	
Current Liabilities:	
Sales commissions payable	193,068
Accounts payable and accrued expenses	102,547
Total Current Liabilities:	**295,615**
Shareholder Equity:	
Common stock, no par value, 3000 shares authorized, 2105 issued and outstanding, no par	652,490
Treasury stock, at cost	(234,196)
Retained surplus	(96,869)
Total Shareholder Equity	321,425
Total Liabilities & Shareholder Equity	**617,040**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Commission revenue	747,249
Commission expenses	(314,383)
Net commission revenues:	**432,866**
Trading gain	0
Net revenues:	**432,866**
General and administrative expenses:	
Salaries and benefits	122,926
General administration	129,844
Total general and administrative expenses:	**252,770**
INCOME FROM OPERATIONS:	**180,096**
Other Income:	
Personnel reimbursement	2,383
Dividend income	0
Interest income	0
Miscellaneous income	0
Net income before income tax provision	**182,479**
Provision for income taxes	0
NET INCOME (LOSS):	**182,479**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Operating activities:	
Net income (loss)	$182,479
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation expense	1,511
Changes in other operating assets and liabilities:	
Commissions receivable	(232,331)
Prepaid expense	5,180
Other receivables	(120,945)
Advances to affiliate	864
Sales commissions payable	104,519
Accounts payable and accrued expenses	(43,080)
Net cash provided by operations	($101,803)
Financing activities:	
Dividends paid	($25,000)
Net cash used by financing activities	(25,000)
Net increase in cash during the fiscal year	($126,803)
Cash at December 31, 2018	223,942
Cash at December 31, 2019	97,139
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2019

	Common Shares	Stated Amount	Treasury Stock	Retained Surplus (Deficit)	Total
Balance at December 31, 2018	2,105	$652,489	($234,196)	($254,346)	$163,947
Dividends paid shareholders				(25,000)	(25,000)
Net income (loss)				182,479	182,479
Balance at December 31, 2019	2,105	$652,489	($234,196)	($96,867)	$321,426

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures. In addition, as a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in private placements.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Revenue Recognition- Recently adopted accounting guidance- In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018, using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company.

Investment Income- Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized and unrealized gains (losses) on marketable securities are recorded on a trade date basis and are included in trading gain on the statement of operations.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office equipment	5 years
Computer equipment	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

3. Off Balance Sheet Risk

In the case of its IB activity, the Company may execute various transactions for the benefit of customers through the clearing futures commission merchant. (FCM) This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the statement of financial condition. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk.

4. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2019.

Office equipment	$24,903
Computer equipment	30,263
Accumulated depreciation	(51,901)
Fixed assets- net	$3,265

Depreciation expense for the year ended December 31, 2019 was $1,511.

5. Treasury Stock

On December 31, 2014, the Company purchased 1,251 shares of its common stock from some existing shareholders for $234,196. The Company recorded the transaction as a purchase of treasury stock and the value of the treasury stock is recorded at cost.

6. FINRA Arbitration

On March 6, 2019, a former client of the Company brought a Statement of Claim in FINRA Arbitration against the Company. After extended discovery and negotiation, the claim was settled on January 23, 2020, for the amount of $70,000. A down payment of $10,000 was made on February 10, 2020, and $3,000 is to be paid to the client's attorney each quarter for the next five years.

7. Net capital requirement

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $45,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's adjusted net capital was ($43,682), which was less than the minimum requirement by $88,682. At December 31, 2019, ratio of aggregate indebtedness to net capital schedule is -676.74%.

This deficiency in net capital had two sources: (1) The arbitration claim explained in Note 6 was required to be booked in full as a payable at 12/31/19, for the amount of $70,000; (2) Due to liquidity concerns, a receivable from a money manager in the amount of $75,000 will be paid in 2020 instead of 2019. This means $45,000 of that receivable becomes unallowable. The net capital deficiency was resolved on January 3, 2020, when a fee in the amount of $235,000 was received and deposited by the Company. Notice to FINRA was filed on February 13, 2020.

The company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Under these provisions, the Company is required to maintain minimum net capital as defined of the higher of $45,000 or $3,000 per Associated Person or $6,000 per branch office. At December 31, 2019, the Company has 2 APs and 1 branch office, including the home office.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2019 through the date of this report and found no material subsequent events reportable during this period other than the resolution of the arbitration claim explained in note #6.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$321,425
DEBITS:	
Nonallowable assets:	
Non allowable portion of commissions receivable	($226,463)
Prepaid expenses	(7,167)
Employee receivable	(126,945)
Advances to affiliate	(130)
Fixed assets-net	(3,265)
Other asset	(1,137)
Total debits	(365,107)
NET CAPITAL	($43,682)
Haircuts	(0)
ADJUSTED NET CAPITAL	($43,682)
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	($88,682)
AGGREGATE INDEBTEDNESS:	$295,615
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-676.74%
Excess net capital reported on Form X-17A-5	($88,682)

See Report of Independent Registered Public Accounting Firm

Schedule III

Reconciliation between Audited and Unaudited Statement of Financial Condition As of December 31, 2019

There were no differences between the net capital calculated at Schedule I and the net capital computed and reported in the Company's December 31, 2019 FOCUS filing, as amended.

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements under Rule 15c3-3

Not applicable

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of Capital Management Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital Management Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating Capital Management Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Capital Management Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital Management Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital Management Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1984*********************MIXED AADC 220
39446 FINRA DEC
CAPITAL MANAGEMENT PARTNERS INC
1100 N 4TH ST STE 141
FAIRFIELD, IA 52556-2169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Ecob: 641-472-8800

2. A. General Assessment (item 2e from page 2) $ 1,124

B. Less payment made with SIPC-6 filed (**exclude interest**) (378)
7/25/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 746

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 746

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box XX **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 746

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Management Partners, Inc.
(Name of Corporation, Partnership or other organization)

Peter B. Ecob
(Authorized Signature)

Dated the 6 day of Feb., 20 20.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 749,632
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 749,632
2e. General Assessment @ .0015	$ 1,124
	(to page 1, line 2.A.)

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(i) (exemption provisions) and (2) Capital Management Partners, Inc. stated that Capital Management Partners, Inc. met the identified exemption provisions for the period ended December 31, 2019 without exception. Capital Management Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of Capital Management Partners, Inc.

In planning and performing our audit of the financial statements of Capital Management Partners, Inc. (the "Company") as of and for the year ended December 31, 2019, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Controls.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included test of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

(1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's Internal Control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal Control.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not

identify any deficiencies in Internal Control and control activities for safeguarding assets and certain regulated commodity customer or firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2019, to meet the CFTC's objectives.

This report is intended solely for the use of the shareholders, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used for anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

CAPITAL MANAGEMENT
PARTNERS, INC.

February 12, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019

Dear Sir/Madame,

For the fiscal year ending December 31, 2019, Capital Management Partners, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Capital Management Partners, Inc., met the exemption provided above for the period ending December 31, 2019.

Sincerely,

Peter B. Ecob
Chief Financial Officer

1100 North 4th Street, Suite 141
Fairfield, Iowa 52556
641-472-8800 • 800-621-2520 • Fax: 641-472-7320
Web site: www.capmgt.com